Mail Stop 3561

February 5, 2010

J. Michael Walsh
President, Chief Executive Officer, Director
Core-Mark Holding Company, Inc.
395 Oyster Point Boulevard, Suite 415
South San Francisco, CA 94080

      Re: Core-Mark Holding Company, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 13, 2009

Dear Mr. Walsh:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              H. Christopher Owings
              Assistant Director